ARTICLES OF

B.C. LTD.

361869

TABLE OF CONTENTS

PROVINCE OF BRITISH COLUMBIA

COMPANY ACT

ARTICLES OF

361869 B.C. LTD.

PART I

INTERPRETATION

1.1 In these Articles, unless there is something in the subject or context inconsistent therewith:

"Board" and "the Directors" or "the directors" mean the Directors or sole Director of the Company for the time being.

"Company Act" means the Company Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

"seal" means the common seal of the Company.

"month" means calendar month.

"registered owner" or "registered holder" when used with respect to a share in the authorized capital of the Company means the person registered in the register of members in respect of such share.

Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

1.2 The meaning of any words or phrases defined in the Company Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

1.3 The Rules of Construction contained in the Interpretation Act shall apply, mutatis mutandis, to the interpretation of these Articles.

PART 2
SHARES AND SHARE CERTIFICATES

2.1 Every member is entitled, without charge, to one certificate representing the share or shares of each class held by him, provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Compny shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail or stolen.

2.2 If a share certificate

[i] is worn out or defaced, the Directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

[ii] is lost, stolen or destroyed, then, upon proof thereof to the satisfaction of the Directors and upon such indemnity, if any, as the Directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

[iii] represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

Such sum as the Directors may from time to time prescribe, shall be paid to the Company for each certificate to be issued under this Article.

2.3 Every share certificate shall be signed manually by at least one officer or Director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a certificate so signed is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of a share certificate.

2.4 Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize [even when having notice thereof] any equitable, contingent, future or partial interest in any share or in any fractional part of a share or [except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction] any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

PART 3
ISSUE OF SHARES

3.1 Subject to Article 3.2 and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the Directors who may, subject to the rights of the holders of the shares of the Company for the time being issued, issue, allot, sell or otherwise dispose of, or grant options on, issue warrants for or otherwise deal in, shares authorized but not outstanding at such times, to such persons [including Directors], in such manner, upon such terms and conditions, and at such price or for such consideration, as they, in their absolute discretion, may determine.

3.2 If the Company is, or becomes, a company which is not a reporting company and the Directors are required by the Company Act before allotting any shares to offer them pro rata to the members, the Directors shall, before allotting any shares, comply with the applicable provisions of the Company Act.

3.3 Subject to the provisions of the Company Act, the Company, or the Directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, provided that, if the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 25 per centum of the amount of the subscription price of such shares.

3.4 No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. The value of property or services for the purpose of this Article shall be the value determined by the Directors by resolution to be, in all circumstances of the transaction, the fair market value thereof.

PART 4
SHARE REGISTERS

4.1 The Company shall keep or cause to be kept within British Columbia, a register of members, a register of transfers and a register of allotments, all as required by the Company Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors on behalf of the Company may appoint a trust company to keep the register of members, register of transfers and register of allotments or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the register of members, the register of transfers and the register of allotments for each class of shares. The Directors on behalf of the Company may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

4.2 Unless prohibited by the Company Act, the Company may keep or cause to be kept one or more branch registers of members at such place or places, either within or outside British Columbia, as the Directors may from time to time determine.

4.3 The Company shall not at any time close its register of members.

PART 5
TRANSFER AND TRANSMISSION OF SHARES

5.1 Subject to the provisions of the Memorandum and of these Articles that may be applicable, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the Company or its transfer agent. The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. Except to the extent that the Company Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members or a branch register of members in respect thereof.

5.2 The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein, or if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers, and agents to register, in the name of the person in whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3 Neither the Company nor any Director, officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.4 Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the Directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right to the transferee to have the transfer registered. All instruments of transfer where the transfer is registered, shall be retained by the Company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5 There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine.

5.6 In the case of the death of a member, the survivor or survivors where the deceased was a joint registered holder, and the legal personal representative of the deceased where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative, the Directors may require him to obtain a grant of probate or letters of administration in British Columbia.

5.7 Upon the death or bankruptcy of a member, his personal representative or trustee in bankruptcy, although not a member, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt member if the documents required by the Company Act shall have been deposited at the Company's registered office.

5.8 Any person becoming entitled to a share in consequence of the death or bankruptcy of a member shall, upon such documents and evidence being produced to the Company as the Company Act requires or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a statute has the right either to be registered as a member in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

PART 6
ALTERATION OF CAPITAL

6.1 The Company may by ordinary resolution filed with the Regitrar amend its Memorandum to increase the authorized capital of the Company by:

[i] creating shares with par value or shares without par value, or both;

[ii] increasing the number of shares with par value or shares without par value, or both; or

[iii] increasing the par value of a class of shares with par value, if no shares of that class are issued.

6.2 The Company may by special resolution alter its Memorandum to subdivide, consolidate, change from shares with par value to shares without par value, or from shares without par value to shares with par value, or change the designation of all or any of its shares but only to such extent, in such manner and with such consents of members holding a class of shares which is the subject of or affected by such alteration, as the Company Act provides.

6.3 The Company may alter its Memorandum or these Articles:

[i] by special resolution, to create, define and attach special rights or restrictions to any shares, and

[ii] by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights and restrictions attached to any shares

and in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by a majority of three-fourths, or such greater majority as may be specified by the special rights attached to the class of shares, of the issued shares of such class.

6.4 Notwithstanding such consent in writing or such resolution, no such alteration shall be valid as to any part of the issued shares of any class unless the holders of the rest of the issued shares of such class either all consent thereto in writing or consent thereto by a resolution passed by the votes of members holding three-fourths of the rest of such shares.

6.5 If the Company is or becomes a reporting company, no resolution to create, vary or abrogate any special right of conversion attaching to any class of shares shall be submitted to any meeting of members unless, if so required by the Company Act, the Superintendent of Brokers for British Columbia shall have consented to the resolution.

6.6 Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class meeting of members holding a particular class of shares but the quorum at a class meeting shall be one person holding or representing by proxy one-third of the shares affected.

PART 7
PURCHASE AND REDEMPTION OF SHARES

7.1 Subject to the special rights and restrictions attached to any class or series of shares, the Company may, by a resolution of the Directors and in compliance with the Company Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class or series of its shares in accordance with the special rights and restrictions attaching thereto. No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption would render the Company insolvent. Unless otherwise permitted under the Company Act, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or kind, as the case may be, to be purchased.

7.2 If the Company proposes at its option to redeem some but not all of the shares of any class, the Directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.3 Subject to the provisions of the Company Act, any shares purchased or redeemed by the Company may be sold or issued by it, but, while such shares are held by the Company, it shall not exercise any vote in respect of these shares and no dividend or other distribution shall be paid or made thereon.

PART 8
BORROWING POWERS

8.1 The Directors may from time to time on behalf of the Company:

[i] borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit,

[ii] issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and

[iii] mortgage, pledge, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company [both present and future].

8.2 Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

8.3 The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debentureholders which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

8.4 Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one Director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligation appointed by the Company or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

8.5 The Company shall keep or cause to be kept a register of its indebtedness to every Director or officer of the Company or an associate of any of them in accordance with the provisions of the Company Act.

PART 9
GENERAL MEETINGS

9.1 Subject to any extensions of time permitted pursuant to the Company Act, the first annual general meeting of the Company shall be held within fifteen months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time [not being more than thirteen months after the holding of the last preceding annual general meeting] and place as may be determined by the Directors.

9.2 If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, the meeting need not be held.

9.3 All general meetings other than annual general meetings are herein referred to as and may be called extraordinary general meetings.

9.4 The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

9.5 If the Company is or becomes a reporting company, advance notice of any general meeting at which Directors are to be elected shall be published in the manner required by the Company Act.

9.6 A notice conveying a general meeting specifying the place, the day, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner hereinafter in these Articles mentioned, or in such other

manner [if any] as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

9.7 All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.8 Except as otherwise provided by the Company Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

PART 10
PROCEEDINGS AT GENERAL MEETINGS

10.1 All business shall be deemed special business which is transacted at

[i] an extraordinary general meeting other than the conduct of and voting at, such meeting; and

[ii] an annual general meeting, with the exception of the conduct of, and voting at, such meeting, the consideration of the financial statement and of the respective reports of the Directors and Auditor, fixing or changing the number of directors, the election of Directors, the appointment of the Auditor, the

fixing of the remuneration of the Auditor and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

10.2 No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3 Save as herein otherwise provided, a quorum shall be two members or proxyholders present. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the Secretary or, in his absence, an assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he is a member or proxyholder entitled to vote thereat.

10.4 If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

10.5 The Chairman of the Board, if any, or in his absence the President of the Company shall be entitled to preside as chairman at every general meeting of the Company.

10.6 If at any general meeting neither the Chairman of the Board nor the President is present within fifteen minutes after the time appointed for holding the meeting or is willing to serve as Chairman, the members present shall choose a Chairman.

10.7 The Chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice, but not "advance notice", of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8 No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

10.9 Subject to the provisions of the Company Act, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless [before or on the declaration of the result of the show of hands] a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The Chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the minute book of the Company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against that resolution.

10.10 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote.

10.11 No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded.

Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive.

10.12 Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

10.13 On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.14 Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

PART 11
VOTES OF MEMBERS

11.1 Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxyholder.

11.2 Any person who is not registered as a member but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a member; but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

11.3 Any corporation not being a subsidiary which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting. The person so authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative may be sent to the Company by written instrument, telegram, telex or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation which is a member may appoint a proxyholder.

11.4 In the case of joint registered holders of a share the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of members. Several legal personal representatives of a deceased member whose shares are registered in his sole name shall for the purpose of this Article be deemed joint registered holders.

11.5 A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis, or other person may appoint a proxyholder.

11.6 A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more [but not more than five] proxyholders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

11.7 A form of proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation either under the seal of the corporation or under the hand of a duly authorized officer or attorney. A proxyholder need not be a member of the Company if:

[i] the Company is at the time a reporting company, or

[ii] the member appointing the proxyholder is a corporation, or

[iii] the Company shall have at the time only one member, or

[iv] the persons present in person or by proxy and entitled to vote at the meeting by resolution permit the proxyholder to attend and vote; for the purpose of such resolution the proxyholder shall be counted in the quorum but shall not be entitled to vote

and in all other cases a proxyholder must be a member.

11.8 A proxy and any power of attorney or other authority under which it is signed or a notarially certified copy of the power or authority shall be deposited at the place specified for that purpose in the notice of meeting or, in the documents mailed to the members with the notice of meeting or, if no place is so specified, at the registered office of the Company before the time for holding the meeting at which the person named in the proxy proposes to vote, or such earlier time as the Directors may determine. In default the proxy will not be treated as valid.

11.9 Unless the Company Act or any other statute or law which is applicable to the Company or to any class of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be in the form following, but may also be in any other form that the Directors or the chairman of the meeting shall approve:

"The Undersigned member of __________ [hereinafter called the Company"] hereby appoints __________, or failing him, __________ or failing either of them, __________ as the proxyholder for and on behalf of the undersigned to attend, act and vote for and on behalf of the undersigned at the general meeting of the members of the Company to be held on __________ and at any adjournments thereof, to the same extent and with the same powers as if the under-signed were present at the said meeting, or any adjournment thereof, and the persons named are specifically directed to vote as indicated below:

Dated:

____
Signature of Member"

11.10 A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share or shares in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

11.11 Every proxy may be revoked by an instrument in writing

[i] executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

[ii] delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken

or in any other manner provided by law.

PART 12
DIRECTORS

12.1 The subscribers to the Memorandum of the Company are the first Directors. The Directors to succeed the first Directors may be appointed in writing by a majority of the subscribers to the Memorandum or at a meeting of the subscribers, or if not so appointed, they shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles, the number of Directors shall never be less than one or, if the Company is or becomes a reporting company, less than three.

12.2 The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.3 A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act, to become or act as a Director.

PART 13
ELECTION AND REMOVAL OF DIRECTORS

13.1 At each annual general meeting of the Company all the Directors shall retire and the members entitled to vote thereat shall elect a Board of Directors. If the Company is, or becomes, a company that is not a reporting company and the business to be transacted at any annual general meeting is consented to in writing by all the members who are entitled to attend and vote thereat such annual general meeting shall be deemed for the purpose of this Part to have been held on such written consent becoming effective.

13.2 A retiring Director shall be eligible for re-election.

13.3 Where the Company fails to hold an annual general meeting in accordance with the Company Act, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

13.4 If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as Directors may be requested by the newly-elected Directors, and they shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles, such number shall be fixed at the number of Directors actually elected or continued in office or at such number as fixed by resolution at a general meeting.

13.5 Any casual vacancy occurring in the Board of Directors may be filled by resolution of the remaining Directors or Director.

13.6 Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but not more than one-third of the number of Directors fixed pursuant to these Articles and in effect at the last general meeting at which Directors were elected. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.

13.7 Any Director may by instrument in writing delivered to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have reasonably disapproved the appointment of such person as an alternate Director and shall have given notice to that effect to the Director appointing the alternate Director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present, and, if he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.

13.8 The office of Director shall be vacated if the Director:

[i] resigns his office by notice in writing delivered to the registered office of the Company; or

[ii] is convicted of an indictable offence and the other Directors shall have resolved to remove him; or

[iii] ceases to be qualified to act as a Directror pursuant to the Company Act.

13.9 The Company may by special resolution remove any director before the expiration of his period of office, and may by an ordinary resolution appoint another person in his stead.

PART 14
POWERS AND DUTIES OF DIRECTORS

14.1 The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the Company Act or by the Memorandum or these Articles, required to be exercised by the Company in general meeting.

14.2 The Directors may from time to time by power of attorney or other instrument under the seal, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions [not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends] and for such period, which such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

PART 15
DISCLOSURE OF INTEREST OF DIRECTORS

15.1 A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

15.2 A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Company Act, the foregoing prohibitions shall not apply to

[i] any such contract or transaction relating to a loan to the Company, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

[ii] any contract or transaction made or to be made with, or for the benefit of, an affiliated corporation of which a Director is a director;

[iii] determining the remuneration of the Directors;

[iv] purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors; or

[v] the indemnification of any Director by the Company.

These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

15.3 A Director may hold any office or place of profit with the Company [other than the office of auditor of the Company] in conjunction with his office of Director for such period and on such terms [as to remuneration or otherwise] as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

15.4 Subject to compliance with the provisions of the Company Act, a Director or his firm may act in a professional capacity for the Company [except as auditor of the Company] and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5 A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

PART 16
PROCEEDINGS OF DIRECTORS

16.1 The Chairman of the Board, if any, or in his absence, the President shall preside as chairman at every meeting of the Directors. If there is no Chairman of the Board of neither the Chairman of the Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting.

16.2 The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice [if any] as the Board may by resolution from time to time determine.

16.3 A meeting of the Board or of any committee of the Directors may be held by means of conference telephones or other communications facilities whereby all Directors participating in the meeting can hear each other provided that all such Directors agree to such participation.

A Director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.4 A Director may, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the Directors and alternate Directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of Directors to any Director or alternate Director if such meeting is to be held immediately following a general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed.

16.5 Any Director of the Company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn no notice need be given to such Director and, unless the Director otherwise requires in writing to the Secretary, to his alternate Director of any meeting of Directors and all meetings of the Directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

16.6 The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and, if not so fixed, shall be a majority of the Directors or, if the number of Directors is fixed at one, shall be one Director.

16.7 The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

16.8 Subject to the provisions of the Company Act, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

16.9 A resolution consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, by all of the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

PART 17
EXECUTIVE AND OTHER COMMITTEES

17.1 The Directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board [except the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove officers appointed by the Board] subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

17.2 Any committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such Committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

PART 18
OFFICERS

18.1 The Directors shall, from time to time, appoint a President and a Secretary and such other officers, if any, as the Directors shall determine and the Directors may, at any time, terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the Company Act.

18.2 One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board, the President or the managing Director shall be a Director. The other officers need not be Directors. The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may in addition to such remuneration be entitled to receive after he ceases to hold such office or leaves the employment of the Company a pension or gratuity. The Directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia, perform the functions of the Secretary specified in the Company Act.

18.3 Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

PART 19
INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

19.1 Subject to the provisions of the Company Act, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.2 Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder [notwithstanding that he is also a Director] and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company [if he shall not be a full time employee of the Company and notwithstanding that he is also a Director] and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the Company Act or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.3 The failure of a Director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.4 The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, officer, employee or agent.

PART 20
DIVIDENDS AND RESERVE

20.1 The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of other value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.2 Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

20.3 Subject to the rights of members [if any] holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

20.4 The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

20.5 If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

20.6 No dividend shall bear interest against the Company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7 Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named in the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby [plus the amount of any tax required by law to be deducted] discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.8 Notwithstanding anything contained in these Articles, the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

PART 21
DOCUMENTS, RECORDS AND REPORTS

21.1 The Company shall keep at its records office or at such other place as the Company Act may permit, the documents, copies, registers, minutes, and records which the Company is required by the Company Act to keep at its records office or such other place, as the case may be.

21.2 The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order to properly record the financial affairs and conditions of the Company and to comply with the Company Act.

21.3 Unless the Directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the acocounting records of the Company.

21.4 The Directors shall from time to time at the expense of the Company cause to be prepared and laid before the Company in general meeting such financial statements and reports as are required by the Company Act.

21.5 Every member shall be entitled without charge, to a copy of the latest annual financial statement of the Company and, if so required by the Company Act, a copy of each such annual financial statement and interim financial statement shall be mailed to each member.

PART 22
NOTICES

22.1 A notice, statement or report may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be conclusive evidence thereof.

22.2 A notice, statement or report may be given or delivered by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

22.3 A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it through the mail prepaid addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address [if any] supplied to the Company for the purpose by the persons claiming to be so entitled, or [until such address has been so supplied] by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

22.4 Notice of every general meeting or meeting of members holding a class of shares shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

PART 23
RECORD DATES

23.1 The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Company Act preceding the date of any meeting of members or any class thereof or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members as the record date for the determination of the members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

23.2 Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

PART 24
SEAL

24.1 The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely:

[i] any two Directors, or

[ii] one of the Chairman of the Board, the President, the managing Director and a Vice-President together with one of the Secretary, the Treasurer, the Secrtary-Treasurer, an Assistant Secretary, an Assistant Treasurer and an Assistant Secretary-Treasurer, or

[iii] if the Company shall have only one member, the President or the Secretary, or

[iv] such person or persons as the Directors may from time to time by resolution appoint

and the said Directors, officers, person or persons in whose presence the seal is to be affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution, the seal may be affixed in the presence of any one of the foregoing persons.

24.2 To enable the seal of the Company to be affixed to any bonds, debentures, share certificates, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or officers of the Company are, in accordance with the Company Act and/or these Articles, printed or otherwise mechancially reproduced, there may be delivered to the firm or company employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, or Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or company to cause the Company's seal to be affixed to such definite or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal lawfully affixed thereto.

24.3 The Company may have for use in any other province, state, territory or country an official seal which shall have on its face the name of the province, state, territory or country where it is to be used and all of the powers conferred by the Company Act with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.

PART 25
PROHIBITIONS

So long as the Company is a Company that is not a reporting Company, the following prohibitions shall apply:

25.1 No shares or debt obligations issued by the Company shall be offered for sale to the public.

25.2 No shares shall be transferred without the previous consent of the Directors expressed by a resolution of the Board and the directors shall not be required to give any reason for refusing to consent to any such proposed transfer.

Deleted & replaced by "First Preference Shares" on May 15, 1989. (See special resolution

AS AMENDED June 27, 2002

BRIAN C. IRWIN

~~Subscriber~~ SOLICITOR

FORM 21
(Section 371)

PROVINCE OF BRITISH COLUMBIA

Certificate of
Incorporation No. 361869

COMPANY ACT

SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned Company on the date stated:

NAME OF COMPANY: 361869 B.C. LTD.

DATE RESOLUTION PASSED: May 15, 1989

Resolutions:

RESOLVED, as a special resolution, with or without amendment, that:

1. The authorized capital of the Company be increased from TWENTY-FIVE MILLION (25,000,000) Common Shares without par value to ONE HUNDRED MILLION (100,000,000) shares divided into FIFTY MILLION (50,000,000) Common Shares without par value and FIFTY MILLION (50,000,000) First Preference Shares without par value, the First Preference Shares having attached thereto the special rights and restrictions set out in Part 25 of the Company's Articles.

2. Paragraph 2 of the Company's Memorandum be altered to give effect to the above-noted changes in authorized capital.

3. The Company's Articles be altered be deleting Part 25 thereof, and by substituting the following in its place:

PART 25
FIRST PREFERENCE SHARES

The First Preference Shares may be issued from time to time in one or more series and shall, as a class, have attached thereto the following preferences, rights, conditions, restrictions, limitations and prohibitions:

25.1 Each series of First Preference Shares shall consist of such number of preference shares as may, before the issue thereof, be determined by the directors of the Company.

25.2 The directors may, by resolution ("directors resolution") duly passed before the issuance of Preference Shares of any series, alter the Memorandum to fix the number of Preference Shares in and determine the designation of the Preference Shares of each series and alter the Memorandum and Articles to create, define and attach special rights or restrictions to the Preference Shares of each series, subject to the special rights or restrictions attached to all Preference Shares and subject to the provisions of the Company Act.

25.3 The Preference Shares of any series may have attached thereto such special rights or restrictions as may be determined by directors resolution, before the issue thereof, with respect to each series including (as examples only), without in any limiting the generality of the foregoing, special rights or restrictions concerning:

i) the rate, amount or method of calculation of dividends thereon;

ii) the time or times and place or places of payment of dividends;

iii) the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption thereof;

iv) conversion, exchange or reclassification rights (if any);

v) voting rights attached thereto (if any);

vi) the terms and conditions of any share purchase plan or sinking fund and the restrictions (if any) respecting payment of dividends on or the repayment of capital in respect of any shares ranking junior to the First Preference Shares; and

vii) any other terms not inconsistent with these provisions;

the whole of the foregoing being subject to the filing with the Registrar of Companies of resolutions in the prescribed form designating such series of First Preference Shares including the designation, rights and restrictions attaching thereto as determined by the directors resolution. Further, the creation of the class and each individual series created being subject to compliance with the terms of the Company Act (British Columbia). Where First Preference Shares are issued in more than one series with identical designations, rights and restrictions attached thereto, all such series of First Preference Shares shall rank pari passu and participate equally and proportionately without preference or discrimination as if all such series of First Preference Shares had been issued simultaneously and all such series of First Preference Shares may be designated as one series.

25.4 Ranking of First Preference Shares:

Each series of First Preference Shares shall, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, rank on a parity with each other series of First Preference Shares and shall be entitled to a preference over the Common Shares and over any other shares ranking junior to the First Preference Shares, and the First Preference Shares of any series may also be given such other preferences not inconsistent with subparagraphs 25.1 to 25.10 hereof over the Common Shares and over any other shares ranking junior to the First Preference Shares as may be determined by resolution of the directors of the Company. If any amount of cumulative

dividends, whether or not declared, or declared non-cumulative dividends in respect of any First Preference Shares is not paid in full, the First Preference Shares of all series shall participate rateably in respect of such dividends in accordance with the sums which would be payable on such shares if all such dividends were declared and paid in full; and if any amount payable on a return of capital in respect of any First Preference Shares is not paid in full, the First Preference Shares of all series shall participate rateably in respect of any return on capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full; PROVIDED, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preference Shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

25.5 Voting Rights:

Except as hereinafter referred to or as required by law or in accordance with any voting rights which may from time to time be attached to any series of First Preference Shares, the holders of First Preference Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company. On every poll taken at a meeting of the holders of First Preference Shares as a class, or at a joint meeting of the holders of 2 or more series of First Preference Shares, each holder of First Preference Shares entitled to vote thereat shall have one vote in respect of each First Preference Share held by him.

25.6 Amendment with approval of holders of First Preference Shares:

The rights, restrictions and conditions attached to the First Preference Shares as a class may be added to, removed or changed but only with the approval of holders of First Preference Shares given as hereinafter specified.

25.7 Approval of holders of First Preference Shares:

Subject to paragraph 25.9, the authorization required by Section 250 of the Company Act (British Columbia) (or any other statutory provision of like or similar effect, from time to time in force) to add to, remove or change any right or restriction attaching to the First Preference Shares as a class and the approval of any other matter requiring the consent of the holders of First Preference Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by a majority of not less than 75% of the votes cast at a meeting of the holders of the First Preference Shares duly called for that purpose and held upon at least 21 days notice at which the holders of First Preference Shares representing not less than a majority of the aggregate stated capital of all First Preference Shares then outstanding are present or represented by proxy; PROVIDED that, if at any such meeting the holders of a majority of the aggregate stated capital of all First Preference Shares then outstanding are not present or represented by proxy within 1/2 hour after the time appointed for such meeting, then the meeting shall be adjourned to such

date being not less than 15 days later and to such time and place as may be appointed by the chairman and not less than 10 days' notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called, and at such adjourned meeting the holders of First Preference Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by a majority of not less than 75% of the votes cast at such adjourned meeting shall constitute the authorization of the holders of the First Preference Shares referred to above. The formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the Articles of the Company with respect to meetings of shareholders or, if not so prescribed, as required by the Company Act (British Columbia).

25.8 Restrictions on issue of Shares:

No First Preference Shares may be issued if the Company is in arrears in the payment of dividends on, or is in breach of any of the provisions attaching to any outstanding series of First Preference Shares without the approval of the holders of the First Preference Shares then outstanding given in accordance with paragraph 25.7 hereof.

25.9 Variation of Rights without Approval:

The holders of the First Preference Shares of any series thereof shall not be entitled to vote separately as a class or series upon a proposal to amend the Articles to:

i) decrease the maximum number of authorized First Preference Shares or any series thereof; or

ii) effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof;

unless a separate vote by class or series is required by the Company Act (British Columbia).

25.10 The Common Shares of the Company shall be subject to the foregoing preferences, rights, conditions, restrictions, limitations and prohibitions attaching to the First Preference Shares and shall be subject to such further and additional preferences, rights, conditions, restrictions, limitations and prohibitions as may be determined by the directors of the Company for each series of First Preference Shares prior to the issue thereof.

The altered Memorandum is attached hereto as Schedule "A".
~~Part 25 of the altered Articles is attached hereto as Schedule "B"~~.

CERTIFIED A TRUE COPY the 5th day of June, 1989.

(Signature) Brian C. Irwin

Solicitor
(Relationship to Company)

DuMoulin Black
Barristers & Solicitors
10th Floor - 595 Howe Street
Vancouver, B.C.
V6C 2T5

BRITISH COLUMBIA

Form 19
(Section 348)

Certificate of Incorporation No. 361942

COMPANY ACT

SPECIAL RESOLUTION

The following special resolution* was passed by the undermentioned company on the date stated:

Name of Company EMGOLD MINING CORPORATION

Date resolution passed JUNE 27, 2002

Resolution †

"Resolved, as a special resolution, that the authorized capital of the Company be increased from 100,000,000 shares divided into 50,000,000 Common Shares without par value and 50,000,000 First Preference Shares without par value to 550,000,000 shares divided into 500,000,000 Common Shares without par value and 50,000,000 First Preference Shares without par value and that the Memorandum of the Company be altered to be in the form set out as Schedule "A" attached hereto."

Certified a true copy on YYYY / MM / DD 2002/07/18

Shannon Ross
(Signature)

Secretary and Chief Financial Officer
(Relationship to Company)

* *See* section 1 (1) for definition of "special resolution".

† Insert text of special resolution.

R. C. — 14

Internet: www.fin.gov.bc.ca/registries

FIN 766/WEB Rev. 2001/11/8

SCHEDULE "A"

EMGOLD MINING COMPANY

ARTICLES OF AMENDMENT

The rights, privileges, restrictions and conditions attaching to the Series A First Preference Shares are as follows:

Voting

1. Voting Rights: The holders of the Series A First Preference Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Company and shall not be entitled to vote at any such meeting unless and until the Company fails for any period aggregating two years or more to pay dividends on the Series A First Preference Shares as provided herein. In such event the holders of the Series A First Preference Shares shall, until all arrears of such dividends on the Series A First Preference Shares have been paid, be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each Class A Preference Share held at all such meetings.

Dividends

2. Cumulative Dividends: The holders of the Series A First Preference Shares, in priority to the holders of common shares and all other shares ranking junior to the Series A First Preference Shares, shall be entitled to receive and the Company shall pay thereon, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends, fixed preferential cumulative cash dividends at the rate of 7% per annum on the Redemption Price (as hereinafter defined) per share. Such dividends shall be payable annually on the last business day of December in each year, and shall accrue and be cumulative from the date of issue. If on any dividend payment date the dividend payable on such date is not paid in full on all the Series A First Preference Shares then issued and outstanding, such dividend, or the unpaid part thereof, shall be paid at a subsequent date or dates in priority to dividends on the common shares and any other shares ranking junior to the Series A First Preference Shares. The holders of Series A First Preference Shares shall not be entitled to any dividends other than or in excess of the preferential cumulative cash dividends hereinbefore provided.

3. Dividends Preferential: Except with the consent in writing of the holders of all the Series A First Preference Shares outstanding, no dividend shall at any time be declared and paid on or set apart for payment on the common shares or on any other shares ranking junior to the Series A First Preference Shares in any financial year unless and until the accrued preferential cumulative cash dividends on all the Series A First Preference Shares outstanding have been declared and paid or set apart for payment.

Liquidation, Dissolution

5. Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series A First Preference Shares shall be entitled to receive from the assets of the Company a sum equivalent to the aggregate Redemption Amount (as hereinafter defined) of all Series A First Preference Shares held by them respectively before any amount shall be paid or any assets of the Company distributed to the holders of any common shares or shares of any other class ranking junior to the Common Shares. After payment to the holders of the Series A First Preference Shares of the amount so payable to them as above provided they shall not be entitled to share in any further distribution of the assets of the Company.

Retraction

6. Redemption at Option of Holder:

(a) Subject to the provisions of section 6(b), a holder of Series A First Preference Shares shall be entitled to require the Company to redeem, subject to the requirements of the Company Act (British Columbia) as now enacted or as the same may from time to time be amended, re-enacted or replaced, at any time or times all or any of the Series A First Preference Shares registered in the name of such holder on the books of the Company by tendering to the Company at its registered office a share certificate or certificates representing the Series A First Preference Shares which the registered holder desires to have the Company redeem together with a request in writing specifying (i) that the registered holder desires to have the Series A First Preference Shares represented by such certificate or certificates redeemed by the Company and, if part only of the shares represented by such certificate or certificates is to be redeemed, the number thereof so to be redeemed and (ii) the business day (herein referred to as the "Redemption Date") on which the holder desires to have the Company redeem such Series A First Preference Shares. The Redemption Date shall be not less than 5 business days after the day on which the request in writing is given to the Company. Upon receipt of a share certificate or certificates representing the Series A First Preference Shares which the registered holder desires to have the Company redeem together with such a request the Company shall on the Redemption Date redeem such Series A First Preference Shares by paying to such registered holder the Redemption Amount (as hereinafter defined) for each such Class A Preference Share being redeemed. Such payment shall be made by certified cheque payable at par at any branch of the Company's bankers for the time being in Canada. If a part only of the shares represented by any certificate be redeemed a new certificate for the balance shall be issued at the expense of the Company. The said Series A First Preference Shares shall be redeemed on the Redemption Date and from and after the Redemption Date such shares shall cease to be entitled to dividends and be entitled to exercise any of the rights of holders of Series A First Preference Shares in respect thereof unless payment of the Redemption Amount is not made on the Redemption Date, in which event the rights of the holder of the said Series A First Preference Shares shall remain unaffected.

(b) The Company shall not be required to redeem any Series A First Preference Shares pursuant to section 6(a) if the Company does not have funds available for that purpose on the Redemption Date that are not, in the Company's opinion, otherwise required for the development of the Company's mineral property interests or to maintain a minimum of $2 million in working capital.

7. Idem: If a holder of Series A First Preference Shares shall have required the Company pursuant to the provisions of clause 6 hereof to redeem all or any of the Series A First Preference Shares registered in the name of such holder and the Company cannot redeem the said Series A First Preference Shares on the Redemption Date without thereby contravening the Company Act (British Columbia), as now enacted or as the same may from time to time be amended, re-enacted or replaced, the Company shall redeem the said Series A First Preference Shares as soon as it is lawfully able to do so and until the said Series A First Preference Shares are so redeemed the rights of the holder thereof shall remain unaffected, provided that the said holder may at any time by notice in writing tendered to the Company at its head office withdraw the request that the said Series A First Preference Shares be redeemed in which event the Company shall return to the said holder the share certificate or certificates representing the said Series A First Preference Shares which had been tendered to the Company.

Redemption and Redemption Amount

8. Redemption by Company: Subject to the provisions of section 10, the Company may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series A First Preference Shares on payment of the sum of $0.20 for each share to be redeemed, such amount being herein referred to as the "Redemption Price", plus all dividends which shall have accrued thereon and which shall be treated as accruing to the date as of which the payment is made, the whole constituting and being herein referred to as the "Redemption Amount".

9. Idem: In the case of redemption of Series A First Preference Shares under the provisions of clause 8 hereof, the Company shall at least 30 business days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Series A First Preference Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series A First Preference Shares. Such notice shall be mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof so to be redeemed. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series A First Preference Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series A First Preference Shares called for redemption. Such payment shall be made by cheque payable at

par at any branch of the Company's bankers in Canada. If a part only of the shares represented by any certificate be redeemed a new certificate for the balance shall be issued at the expense of the Company. From and after the date specified for redemption in any such notice the holders of the Series A First Preference Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the shareholders shall remain unaffected. The Company shall have the right at any time after the mailing of notice of its intention to redeem any Series A First Preference Shares to deposit the Redemption Amount of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series A First Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series A First Preference Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest allowed on such deposit shall belong to the Company.

10. Gold Redemption and Conversion Alternatives:

(a) If at the time of any proposed redemption of Series A First Preference Shares the Company is the beneficial owner of gold in specie having an aggregate value, as determined hereunder, of not less than the Redemption Amount, any holder of Series A First Preference Shares may elect to receive, in lieu of the Redemption Amount, gold in specie having the same value. For the purposes hereof, gold shall be valued at $300.00 (U.S.) per ounce, notwithstanding its actual market value at the time.

(b) A holder of Series A Preference Shares may elect at any time to convert all or any of his Series A First Preference Shares into common shares of the Company, at a ratio of one (1) common share for every four (4) Series A First Preference Shares. Such election shall be made by notice in writing to the Company together with a tender to the Company of the certificates representing the Series A First Preference Shares to be converted, duly endorsed for transfer. If a holder of Series A First Preference Shares has received a notice of redemption pursuant to section 9, the election to convert must be exercised within the 30 day period referred to in section 9.

NO. S-097809
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57

AND

IN THE MATTER OF

EMGOLD MINING CORPORATION

ORDER

BEFORE HONOURABLE	)	THURSDAY, THE 26TH DAY OF
~~MR.~~/MADAM JUSTICE GRIFFIN	)	NOVEMBER 2009

THE PETITION, coming on for hearing without notice at Vancouver, British Columbia on this day; AND ON HEARING Alastair Wade, counsel for the Applicant, and upon reading the Affidavit No. 1 of Victoria Steeves of DuMoulin Black LLP, solicitors for the Applicant, sworn November 25TH, 2009;

THIS COURT ORDERS that the order of Mr. Justice Savage made as of the 23rd day of October, 2009, is hereby amended as follows:

1. By deleting paragraph 1 of the Order and substituting the following therefor:

   "1. As at November 25, 2002, Emgold Mining Corporation (the "**Company**") shall be deemed to have designated the first series of First Preference Shares of the Company, the identifying name by which such series of First Preference Shares shall be identified being "Series A First Preference Shares", and to have fixed the number of such Series A First Preference Shares to be 3,948,428 Series A First Preference Shares."

2. By deleting paragraph 2 of the Order and substituting the following therefor:

"2. The Registrar of Companies for the Province of British Columbia is hereby ordered, effective as at November 25, 2002: (a) to alter the Memorandum of the Company to reflect the designation and creation of 3,948,428 Series A First Preference Shares; and (b) to alter the Articles of the Company to create, define and attach to the Series A First Preference Shares the special rights and restrictions set out in Schedule A of this Order."

BY THE COURT

DISTRICT REGISTRAR

APPROVED AS TO FORM:

Alastair Wade, Counsel for the Applicant

SCHEDULE A

The rights, privileges, restrictions and conditions attaching to the Series A First Preference Shares are as follows:

Voting

1. Voting Rights: The holders of the Series A First Preference Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Company and shall not be entitled to vote at any such meeting unless and until the Company fails for any period aggregating two years or more to pay dividends on the Series A First Preference Shares as provided herein. In such event the holders of the Series A First Preference Shares shall, until all arrears of such dividends on the Series A First Preference Shares have been paid, be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each Class A Preference Share held at all such meetings.

Dividends

2. Cumulative Dividends: The holders of the Series A First Preference Shares, in priority to the holders of common shares and all other shares ranking junior to the Series A First Preference Shares, shall be entitled to receive and the Company shall pay thereon, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends, fixed preferential cumulative cash dividends at the rate of 7% per annum on the Redemption Price (as hereinafter defined) per share. Such dividends shall be payable annually on the last business day of December in each year, and shall accrue and be cumulative from the date of issue. If on any dividend payment date the dividend payable on such date is not paid in full on all the Series A First Preference Shares then issued and outstanding, such dividend, or the unpaid part thereof, shall be paid at a subsequent date or dates in priority to dividends on the common shares and any other shares ranking junior to the Series A First Preference Shares. The holders of Series A First Preference Shares shall not be entitled to any dividends other than or in excess of the preferential cumulative cash dividends hereinbefore provided.

3. Dividends Preferential: Except with the consent in writing of the holders of all the Series A First Preference Shares outstanding, no dividend shall at any time be declared and paid on or set apart for payment on the common shares or on any other shares ranking junior to the Series A First Preference Shares in any financial year unless and until the accrued preferential cumulative cash dividends on all the Series A First Preference Shares outstanding have been declared and paid or set apart for payment.

Liquidation, Dissolution

5. Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series A First Preference Shares shall be entitled to receive from the assets of the Company a sum equivalent to the aggregate Redemption Amount (as hereinafter defined) of all Series A First Preference Shares held by them respectively before any amount shall be paid or any assets of the Company distributed to the holders of any common shares or shares of any other class ranking junior to the Common Shares. After payment to the holders of the Series A First Preference Shares of the amount so payable to them as above provided they shall not be entitled to share in any further distribution of the assets of the Company.

Retraction

6. Redemption at Option of Holder:

(a) Subject to the provisions of section 6(b), a holder of Series A First Preference Shares shall be entitled to require the Company to redeem, subject to the requirements of the Company Act (British Columbia) as now enacted or as the same may from time to time be amended, re-enacted or replaced, at any time or times all or any of the Series A First Preference Shares registered in the name of such holder on the books of the Company by tendering to the Company at its registered office a share certificate or certificates representing the Series A First Preference Shares which the registered holder desires to have the Company redeem together with a request in writing specifying (i) that the registered holder desires to have the Series A First Preference Shares represented by such certificate or certificates redeemed by the Company and, if part only of the shares represented by such certificate or certificates is to be redeemed, the number thereof so to be redeemed and (ii) the business day (herein referred to as the "Redemption Date") on which the holder desires to have the Company redeem such Series A First Preference Shares. The Redemption Date shall be not less than 5 business days after the day on which the request in writing is given to the Company. Upon receipt of a share certificate or certificates representing the Series A First Preference Shares which the registered holder desires to have the Company redeem together with such a request the Company shall on the Redemption Date redeem such Series A First Preference Shares by paying to such registered holder the Redemption Amount (as hereinafter defined) for each such Class A Preference Share being redeemed. Such payment shall be made by certified cheque payable at par at any branch of the Company's bankers for the time being in Canada. If a part only of the shares represented by any certificate be redeemed a new certificate for the balance shall be issued at the expense of the Company. The said Series A First Preference Shares shall be redeemed on the Redemption Date and from and after the Redemption Date such shares shall cease to be entitled to dividends and be entitled to exercise any of the rights of holders of Series A First Preference Shares in respect thereof unless payment of the Redemption Amount is not made on the Redemption Date, in which event the rights of the holder of the said Series A First Preference Shares shall remain unaffected.

(b) The Company shall not be required to redeem any Series A First Preference Shares pursuant to section 6(a) if the Company does not have funds available for that purpose on the Redemption Date that are not, in the Company's opinion, otherwise required for the development of the Company's mineral property interests or to maintain a minimum of $2 million in working capital.

7. Idem: If a holder of Series A First Preference Shares shall have required the Company pursuant to the provisions of clause 6 hereof to redeem all or any of the Series A First Preference Shares registered in the name of such holder and the Company cannot redeem the said Series A First Preference Shares on the Redemption Date without thereby contravening the Company Act (British Columbia), as now enacted or as the same may from time to time be amended, re-enacted or replaced, the Company shall redeem the said Series A First Preference Shares as soon as it is lawfully able to do so and until the said Series A First Preference Shares are so redeemed the rights of the holder thereof shall remain unaffected, provided that the said holder may at any time by notice in writing tendered to the Company at its head office withdraw the request that the said Series A First Preference Shares be redeemed in which event the Company shall return to the said holder the share certificate or certificates representing the said Series A First Preference Shares which had been tendered to the Company.

Redemption and Redemption Amount

8. Redemption by Company: Subject to the provisions of section 10, the Company may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series A First Preference Shares on payment of the sum of $0.20 for each share to be redeemed, such amount being herein referred to as the "Redemption Price", plus all dividends which shall have accrued thereon and which shall be treated as accruing to the date as of which the payment is made, the whole constituting and being herein referred to as the "Redemption Amount".

9. Idem: In the case of redemption of Series A First Preference Shares under the provisions of clause 8 hereof, the Company shall at least 30 business days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Series A First Preference Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series A First Preference Shares. Such notice shall be mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof so to be redeemed. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series A First Preference Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series A First Preference Shares called for redemption. Such payment shall be made by cheque payable at

par at any branch of the Company's bankers in Canada. If a part only of the shares represented by any certificate be redeemed a new certificate for the balance shall be issued at the expense of the Company. From and after the date specified for redemption in any such notice the holders of the Series A First Preference Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the shareholders shall remain unaffected. The Company shall have the right at any time after the mailing of notice of its intention to redeem any Series A First Preference Shares to deposit the Redemption Amount of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series A First Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series A First Preference Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest allowed on such deposit shall belong to the Company.

10. Gold Redemption and Conversion Alternatives:

(a) If at the time of any proposed redemption of Series A First Preference Shares the Company is the beneficial owner of gold in specie having an aggregate value, as determined hereunder, of not less than the Redemption Amount, any holder of Series A First Preference Shares may elect to receive, in lieu of the Redemption Amount, gold in specie having the same value. For the purposes hereof, gold shall be valued at $300.00 (U.S.) per ounce, notwithstanding its actual market value at the time.

(b) A holder of Series A Preference Shares may elect at any time to convert all or any of his Series A First Preference Shares into common shares of the Company, at a ratio of one (1) common share for every four (4) Series A First Preference Shares. Such election shall be made by notice in writing to the Company together with a tender to the Company of the certificates representing the Series A First Preference Shares to be converted, duly endorsed for transfer. If a holder of Series A First Preference Shares has received a notice of redemption pursuant to section 9, the election to convert must be exercised within the 30 day period referred to in section 9.

NO. S-097809
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57

AND

IN THE MATTER OF

EMGOLD MINING CORPORATION

ORDER

GOURLAY SPENCER WADE LLP
Barristers & Solicitors
300 – 744 West Hastings Street
Vancouver, B.C. V6C 1A5
Telephone: (604) 687-6637
Facsimile: (604) 687-7035
Website: www.gsw-law.com

Counsel: Alastair Wade
File No. 1557-023

DYE & DURHAM.

DU MOULIN BLACK LLP
BARRISTERS & SOLICITORS

EMGOLD MINING COMPANY
(THE "COMPANY")

2010 JAN 14 A 10:57

RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF ALL OF THE SERIES A PREFERENCE SHARES OF THE COMPANY that:

1. The authorized and issued 3,948,428 Series A First Preference Shares without par value in the capital of the Company be consolidated into 394,843 Series A First Preference Shares without par value all of which are issued and fully paid, every ten (10) Series A First Preference Shares before consolidation being consolidated into one (1) Series A First Preference Share;

2. the maximum number of Series A First Preference Shares that the company is authorized to issue be reduced to 394,843

3. the Notice of Articles of the Company be altered accordingly;

4. the Special Rights and Restrictions attached to the Series A First Preference Shares set forth in Part 26 of the Articles of Emgold Mining Corporation be and they are hereby deleted and replaced with the following Part 26:

"PART 26

Voting

26.1 Voting Rights: The holders of the Series A First Preference Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Company and shall not be entitled to vote at any such meeting unless and until the Company fails for any period aggregating two years or more to pay dividends on the Series A First Preference Shares as provided herein. In such event the holders of the Series A First Preference Shares shall, until all arrears of such dividends on the Series A First Preference Shares have been paid, be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each Class A Preference Share held at all such meetings.

Dividends

26.2. Cumulative Dividends: The holders of the Series A First Preference Shares, in priority to the holders of common shares and all other shares ranking junior to the Series A First Preference Shares, shall be entitled to receive and the Company shall pay thereon, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends, fixed preferential cumulative cash dividends at the rate of 7% per annum on the Redemption Price (as hereinafter defined) per share. Such dividends shall be payable annually on the last business day of December in each year, and shall accrue and be cumulative from the date of issue. If on any dividend payment date the dividend payable on such date is not paid in full on all the Series A First Preference Shares then issued and outstanding, such dividend, or the

unpaid part thereof, shall be paid at a subsequent date or dates in priority to dividends on the common shares and any other shares ranking junior to the Series A First Preference Shares. The holders of Series A First Preference Shares shall not be entitled to any dividends other than or in excess of the preferential cumulative cash dividends hereinbefore provided.

26.3. Dividends Preferential: Except with the consent in writing of the holders of all the Series A First Preference Shares outstanding, no dividend shall at any time be declared and paid on or set apart for payment on the common shares or on any other shares ranking junior to the Series A First Preference Shares in any financial year unless and until the accrued preferential cumulative cash dividends on all the Series A First Preference Shares outstanding have been declared and paid or set apart for payment.

Liquidation, Dissolution

26.4. Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series A First Preference Shares shall be entitled to receive from the assets of the Company a sum equivalent to the aggregate Redemption Amount (as hereinafter defined) of all Series A First Preference Shares held by them respectively before any amount shall be paid or any assets of the Company distributed to the holders of any common shares or shares of any other class ranking junior to the Common Shares. After payment to the holders of the Series A First Preference Shares of the amount so payable to them as above provided they shall not be entitled to share in any further distribution of the assets of the Company.

Retraction

26.5. Redemption at Option of Holder:

(a) Subject to the provisions of section 26.5(b), a holder of Series A First Preference Shares shall be entitled to require the Company to redeem, subject to the requirements of the Business Corporations Act (British Columbia) as now enacted or as the same may from time to time be amended, re-enacted or replaced, at any time or times all or any of the Series A First Preference Shares registered in the name of such holder on the books of the Company by tendering to the Company at its registered office a share certificate or certificates representing the Series A First Preference Shares which the registered holder desires to have the Company redeem together with a request in writing specifying (i) that the registered holder desires to have the Series A First Preference Shares represented by such certificate or certificates redeemed by the Company and, if part only of the shares

represented by such certificate or certificates is to be redeemed, the number thereof so to be redeemed and (ii) the business day (herein referred to as the "Redemption Date") on which the holder desires to have the Company redeem such Series A First Preference Shares. The Redemption Date shall be not less than 5 business days after the day on which the request in writing is given to the Company. Upon receipt of a share certificate or certificates representing the Series A First Preference Shares which the registered holder desires to have the Company redeem together with such a request the Company shall on the Redemption Date redeem such Series A First Preference Shares by paying to such registered holder the Redemption Amount (as hereinafter defined) for each such Class A Preference Share being redeemed. Such payment shall be made by certified cheque payable at par at any branch of the Company's bankers for the time being in Canada. If a part only of the shares represented by any certificate be redeemed a new certificate for the balance shall be issued at the expense of the Company. The said Series A First Preference Shares shall be redeemed on the Redemption Date and from and after the Redemption Date such shares shall cease to be entitled to dividends and be entitled to exercise any of the rights of holders of Series A First Preference Shares in respect thereof unless payment of the Redemption Amount is not made on the Redemption Date, in which event the rights of the holder of the said Series A First Preference Shares shall remain unaffected.

(b) The Company shall not be required to redeem any Series A First Preference Shares pursuant to section 26.5(a) if the Company does not have funds available for that purpose on the Redemption Date that are not, in the Company's opinion, otherwise required for the development of the Company's mineral property interests or to maintain a minimum of $2 million in working capital

(c) "Redemption Price" and "Redemption Amount". For the purposes hereof, "Redemption Price" shall be $2.00 per share for each Series A First Preference Share, and "Redemption Amount" shall be the sum of $2.00 for each Series A First Preference Share to be redeemed plus the total amount of all unpaid dividends which shall have accrued thereon to the date on which payment is made.

26.6. Idem: If a holder of Series A First Preference Shares shall have required the Company pursuant to the provisions of clause 26.5 hereof to redeem all or any of the Series A First Preference Shares registered in the name of such holder and the Company cannot redeem the said Series A First Preference Shares on the Redemption Date without thereby contravening the British Columbia Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, the Company shall redeem the said Series A First Preference Shares as soon as it is lawfully able to do so and until the said Series A First Preference Shares are so redeemed the rights of the holder thereof shall remain unaffected, provided that the said holder may at any time by notice in writing tendered to the Company at its head office withdraw the request that the said Series A First Preference Shares be redeemed in which event the Company shall

return to the said holder the share certificate or certificates representing the said Series A First Preference Shares which had been tendered to the Company.

26.7 Gold Redemption and Conversion Alternatives:

(a) If at the time of any proposed redemption of Series A First Preference Shares the Company is the beneficial owner of gold in specie having an aggregate value, as determined hereunder, of not less than the Redemption Amount, any holder of Series A First Preference Shares may elect to receive, in lieu of the Redemption Amount, gold in specie having the same value. For the purposes hereof, gold shall be valued at $300.00 (U.S.) per ounce, notwithstanding its actual market value at the time.

(b) A holder of Series A Preference Shares may elect at any time to convert all or any of his Series A First Preference Shares into common shares of the Company, at a ratio of one (1) common share for every one (1) Series A First Preference Share. Such election shall be made by notice in writing to the Company together with a tender to the Company of the certificates representing the Series A First Preference Shares to be converted, duly endorsed for transfer.

5. the provisions of this Special Resolution shall take effect concurrently with the consolidation of the common shares without par value in the capital of the Company on the basis of ten (10) common shares before consolidation being consolidated into one (1) common share post-consolidation, as approved by the shareholders of the Company at the Annual General Meeting of the shareholders held on September 18, 2009

DATED at Vancouver, British Columbia this 10th day of December, 2009.

LANG MINING CORPORATION

Frank A. Lang
Frank A. Lang

Per:

Frank A. Lang
Authorized Signatory